UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
CUSIP NUMBER

(Check One):

☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10-D      ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: _________________

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SG Blocks, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

17 State Street, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended March 31, 2021 by the prescribed date without unreasonable effort or expense because the Company requires additional time to complete certain disclosures in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed and filed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Galvin	(646)	240-422-4225
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s (i) revenue for the three months ended March 31, 2021 is expected to be between $8.9 million and $9.2 million as compared to revenue of $198,756 for the three months ended March 31, 2020; (ii) gross profit for the three months ended March 31, 2021 is expected to be between $0.9 million and $1.2 million as compared to gross profit of $45,981 for the three months ended March 31, 2020; and (iii) net loss attributable to common stockholders is expected to be between $2.0 million and $2.3 million for the three months ended March 31, 2021 as compared to a net loss of $747,427 for the three months ended March 31, 2020.

SG Blocks, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2021	By:	/s/ Paul Galvin
	Name:	Paul Galvin
	Title:	Chief Executive Officer

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